October 5, 2006

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Douglas Waugh
Chief Executive Officer and Chief Financial Officer
Fortuna Gaming Corp.
4585 Canada Way
Suite 104
Burnaby, British Columbia, Canada V5G 4L6

RE: Fortuna Gaming Corp. the "Company")
Form 10-KSB for the year ended October 31, 2005
File No. 0-50389

Dear Mr. Waugh:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief